EXHIBIT 99.1

TOP Ships Announces Record Net Income for the Year Ended December 31, 2021 and Other Corporate Developments

ATHENS, Greece, March 14, 2022 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today its unaudited financial results for the year ended December 31, 2021.

For the year ended December 31, 2021, the Company reported:

  Total revenues of $56.4 million
  Net Income of $8.6 million
  Earnings per share of $0.14
  Adjusted EBITDA of $35.2 million*
  Total Assets of $330.8 million

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

"We are very happy to report record net income for the year ended December 31, 2021, which is the highest reported net income since 2008. Furthermore, we announce the conclusion of our newbuilding program following which, as of today, our fixed revenue backlog is about $361 million and our charter coverage is as per below table:"

Year	Time Charter Coverage
2022	100%
2023	100%
2024	76%
2025	17%
2026+	10%

Recent Developments

On February 28 we concluded the previously announced sale of the M/T Eco Los Angeles to an unaffiliated party and the related secured financing for the vessel was prepaid in full. The net proceeds after senior debt repayment were used to repay $9 million of funds drawn down under the unsecured credit facility entered into in January 2022 with Central Mare Inc, a company affiliated with our President, CEO and Director Evangelos J. Pistiolis, which is now terminated.

On March 4, 2022, we took delivery of the very high specification, scrubber fitted, 157,000 dwt newbuilding Suezmax tanker vessel M/T Eco Oceano Ca constructed at the Hyundai Samho shipyard in South Korea and consummated the previously announced sale and leaseback of the vessel with a major international financier for total gross proceeds of $48.2 million. The vessel has commenced its previously announced fifteen-year time charter employment.

As of the date of this earnings release, there are currently 4,763,000 Series F Preferred Shares issued and outstanding.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

TOP SHIPS INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE
(LOSS)/INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 and 2021
(Expressed in thousands of U.S. Dollars - except share and per share data)
	2019	2020	2021
Revenues (including $1,311, $0 and $0 respectively, from related party)	66,088	60,222	56,367

EXPENSES:
Voyage expenses (including $829, $761 and $705 respectively, to related party)	3,038	1,994	1,317
Operating lease expense	7,054	755	10,840
Vessel operating expenses (including $247, $60 and $17 respectively, to related party)	22,786	21,024	15,679
Dry-docking costs	399	356	361
Vessel depreciation	12,392	13,174	7,670
Management fees-related parties	2,443	5,627	2,596
General and administrative expenses (including $360, $360 and $360 respectively, to related party)	1,730	1,932	1,943
Other operating loss	-	4,800	-
Loss on sale of vessels	-	12,355	-
Impairment on vessels	12,310	-	1,160
Operating income/(loss)	3,936	(1,795)	14,801

OTHER EXPENSES:
Interest and finance costs (including $948, $0 and $0 respectively, to related party)	(18,077)	(20,956)	(6,998)
Gain/(Loss) on derivative financial instruments	1,601	(814)	66
Interest income	133	34	-
Equity gain in unconsolidated joint ventures	778	713	747
Impairment on unconsolidated joint ventures	(3,144)	-	-
Total other expenses, net	(18,709)	(21,023)	(6,185)

Net (loss) / income	(14,773)	(22,818)	8,616
Less: Deemed dividend for beneficial conversion feature of Series E Shares	(9,339)	(1,067)	(900)
Less: Deemed dividend equivalents on Series E Shares related to redemption value	(4,227)	(3,099)	(437)
Less: Series E Shares Dividend	(2,650)	(1,796)	(1,883)
Net (loss) / income attributable to common shareholders	(30,989)	(28,780)	5,396

(Loss) / Earnings per common share, basic and diluted	(264.63)	(1.22)	0.14

Other comprehensive income
Effective portion of changes in fair value of interest swap contracts	(1,361)	-	-
Total other comprehensive (loss) / gain	(32,350)	(28,780)	5,396

TOP SHIPS INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2021

(Expressed in thousands of U.S. Dollars - except share and per share data)
	December 31,	December 31,
	2020	2021
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	19,328	2,370
Trade accounts receivable	-	76
Prepayments and other	904	581
Inventories	514	671
Vessels held for sale	24,340	71,636
Total current assets	45,086	75,334

FIXED ASSETS:

Advances for vessels under construction	31,654	30,579
Vessels, net	136,292	156,585
Right of use assets from operating leases	45,222	37,279
Other fixed assets, net	548	534
Total fixed assets	213,716	224,977

OTHER NON CURRENT ASSETS:

Restricted cash	4,000	4,000
Investments in unconsolidated joint ventures	28,230	24,477
Deposit asset	2,000	2,000
Total non-current assets	34,230	30,477

Total assets	293,032	330,788

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:

Current portion of long-term debt	5,324	7,205
Debt related to vessels held for sale	-	53,202
Due to related parties	5,159	29,755
Accounts payable	2,544	2,308
Accrued liabilities	959	1,145
Unearned revenue	2,074	3,658
Current portion of derivative financial instruments	66	-
Current portion of Operating lease liabilities	9,288	9,815
Total current liabilities	25,414	107,088

NON-CURRENT LIABILITIES:

Non-current portion of long term debt	99,295	90,163
Non-current portion of Operating lease liabilities	33,805	23,948
Other non-current liabilities	300	225
Total non-current liabilities	133,400	114,336

COMMITMENTS AND CONTINGENCIES	-	-

Total liabilities	158,814	221,424

MEZZANINE EQUITY:
Preferred stock; 11,264 and 13,452 Series E Shares issued and outstanding at December 31, 2020 and 2021 with $0.01 par value	13,517	16,142
Total mezzanine equity	13,517	16,142

STOCKHOLDERS’ EQUITY:

Preferred stock, $0.01 par value; 20,000,000 shares authorized; of which 100,000 Series D Shares were outstanding at December 31, 2020 and 2021	1	1
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 39,831,972 shares issued and outstanding at December 31, 2020 and 2021	398	398
Additional paid-in capital	465,672	429,577
Accumulated deficit	(345,370)	(336,754)
Total stockholders’ equity	120,701	93,222

Total liabilities, mezzanine equity and stockholders’ equity	293,032	330,788

*Non-US GAAP Measures

This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, other operating loss, operating lease expenses, vessel impairments, gains on sale of vessels and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, other operating losses, operating lease expenses, gains on sale of vessels and vessel impairments, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods and other items that the Company believes are not indicative of the ongoing performance of its core operations.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net (Loss) / Income to Adjusted EBITDA

(Expressed in thousands of U.S. Dollars)	2019	2020	2021
Net (loss)/income	(14,773)	(22,818)	8,616

Add: Operating lease expense	7,054	755	10,840
Add: Vessel depreciation	12,392	13,174	7,670
Add: Impairment on vessel	12,310	-	1,160
Add: Impairment on unconsolidated joint ventures	3,144	-	-
Add: Interest and finance costs	18,077	20,956	6,998
Add: Loss/(gain) on derivative financial instruments	(1,601)	814	(66)
Add: Loss on sale of vessels	-	12,355	-
Add: Other operating loss (Time Charter Termination Fees)	-	4,800	-
Less: Interest income	(133)	(34)	-

Adjusted EBITDA	36,470	30,002	35,218